Callon Petroleum
Company Employee
Savings and Protection Plan
Employer I.D. Number 94-0744280
Plan Number: 002

Audited Financial Statements
Years Ended December 31, 2011 and 2010

Note: Supplemental schedules required by the Employee Retirement Income Security Act of 1974 not included herein are deemed not applicable to Callon Petroleum Company Employee Savings and Protection Plan.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Participants and Plan Administrators
Callon Petroleum Company Employee Savings and Protection Plan

We have audited the accompanying statements of net assets available for benefits of Callon Petroleum Company Employee Savings and Protection Plan (the "Plan") as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board ("PCAOB"). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ HORNE LLP
HORNE LLP
Ridgeland, Mississippi
June 28, 2012

CALLON PETROLEUM COMPANY
EMPLOYEE SAVINGS AND PROTECTION PLAN
Statements of Net Assets Available for Benefits
December 31, 2011 and 2010

	2011	2010

ASSETS
Investments, at fair value
Participant directed
Pooled separate accounts	$18,224,313	$17,934,850
Company stock unit fund	3,772,310	4,006,199
Total investments, at fair value	21,996,623	21,941,049

Receivables
Notes receivable from participants	635,907	592,235
Employer contributions receivable	63,539	72,388
Total receivables	699,446	664,623
Net assets available for benefits, at fair value	$22,696,069	$22,605,672

See accompanying notes.

CALLON PETROLEUM COMPANY
EMPLOYEE SAVINGS AND PROTECTION PLAN
Statement of Changes in Net Assets
Available for Benefits
Year Ended December 31, 2011

Additions to net assets attributed to
Investment income (loss)
Net depreciation in fair value of investments	$(613,624)
Dividends	341,533
Total investment loss	(272,091)

Interest income on notes receivable from participants	29,741

Contributions
Employer - cash	607,154
Employer - noncash	198,640
Employee	805,378
Total contributions	1,611,172
Total additions	1,368,822

Deductions from net assets attributed to
Benefits paid to participants	1,211,683
Deemed distributions	64,472
Administrative and other expenses	2,270
Total deductions	1,278,425
Net increase	90,397

Net assets available for benefits
Beginning of year	22,605,672
End of year	$22,696,069

See accompanying notes.

CALLON PETROLEUM COMPANY
EMPLOYEE SAVINGS AND PROTECTION PLAN
Year Ended December 31, 2011

NOTES TO FINANCIAL STATEMENTS

Note 1. Description of the Plan

The following description of the Callon Petroleum Company Employee Savings and Protection Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

Employees of Callon Petroleum Company (the "Company") become eligible to participate in the Plan on the first eligibility date of their employment or attainment of age twenty-one while employed. Eligibility dates are the first day of each month. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions

Participating employees may make salary deferrals up to the maximum allowable by the Internal Revenue Service. For the year ended December 31, 2011, the Company contributed a 2.5 percent non-matching contribution in cash and a 2.5 percent non-matching contribution in the form of the Company's common stock for each participating employee's eligible compensation. The Company also made a matching contribution at the rate of 0.625 percent in cash of every 1 percent that was deferred by the participant, limited to a maximum matching contribution by the Company of 5 percent in cash.

Rollover Contributions

At the discretion of the administrator, a participant in the Plan who is currently employed may be permitted to deposit into the Plan distributions received from other plans and certain IRAs. Such a deposit is called a "rollover". This rollover will be accounted for in a "rollover account", and is 100 percent vested by the depositing participant. The participant may withdraw amounts in the "rollover account" only when an otherwise allowable distribution is permitted under the Plan.

Participant Accounts

Each participant's account is credited with the participant's salary deferral, the Company's matching and non-matching contributions and an allocation of the Plan earnings thereon. Allocations are based on participant compensation or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investment Options

Participants direct contributions, including employer cash matching contributions, into any of the investment options offered by ING U.S., Inc., ("ING"), the Plan custodian. Participants may change their investment options at any time.

CALLON PETROLEUM COMPANY
EMPLOYEE SAVINGS AND PROTECTION PLAN
Year Ended December 31, 2011

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon and in the Company's contributions and earnings thereon.

Notes Receivable from Participants

Notes receivable from participants ("loans") are available to participants at a minimum amount of $1,000 and bearing interest at 4.75 percent. Participants have up to 5 years to repay the loan unless it is for a principal residence, in which case the repayment period is up to 30 years. Participants may repay the loan by having an amount withheld from their check each pay period or, in the case of terminated employees, by submitting an amount to the Company monthly. Each loan is collateralized by the borrowing participant's vested account balance; however, additional collateral may also be required at the discretion of the Plan administrator. For the year ended December 31, 2011, the Plan allowed participants to have up to four loans consisting of three regular loans and one residential loan. For the year ended December 31, 2010, the Plan allowed participants to have up to seven loans at a time consisting of five regular loans and two residential loans. The maximum of any new loans, when added to the outstanding balance of all other loans from the Plan, is limited to the lesser of (a) $50,000 reduced by the excess, if any, of the participant's highest outstanding balance of loans from the Plan during the one-year period ending on the day before the date of the new loan over the participant's current outstanding balance of loans as of the date of the new loan or (b) one-half of the participant's vested interest in the Plan.

Payment of Benefits

Benefits in the form of distributions are paid from the vested portion of a participants balance (1) upon termination, (2) normal retirement, (3) disability or (4) death of the participant. Upon termination of service, a participant may elect to (a) receive a lump sum equal to the value of the participant's vested interest in his or her account or (b) receive installments over a period not to exceed the employee's or beneficiary's assumed life expectancy.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual

CALLON PETROLEUM COMPANY
EMPLOYEE SAVINGS AND PROTECTION PLAN
Year Ended December 31, 2011

results could differ from those estimates.

Investment Valuation and Income Recognition

All Plan investments as of December 31, 2011 and 2010 are held by ING, the Plan custodian. Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 9 for discussion of fair value measurements.

Investment security transactions are accounted for on the date the securities are purchased or sold (trade date). Interest income is recorded as it is earned. Dividends are recorded on the ex-dividend date. Realized and unrealized gains and losses on the Plan's investments bought and sold as well as held during the year are included in net depreciation in the fair value of investments at year-end in the statement of changes in net assets available for benefits.

Notes Receivable from Participants

Loans are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as deemed distributions based upon the terms of the Plan document.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

The Company absorbs substantially all administrative expenses of the Plan. The Company paid approximately $18,000 for administrative expenses for 2011.

CALLON PETROLEUM COMPANY
EMPLOYEE SAVINGS AND PROTECTION PLAN
Year Ended December 31, 2011

Note 3. Investments

The following table presents the fair value of the Plan's investments that represent 5 percent or more of the Plan's net assets at December 31, 2011 or 2010.

	2011	2010
Pooled separate accounts:
ING Fixed Account	$10,333,992	$9,148,784
Fidelity VIP Contrafund Portfolio	1,427,244	1,485,745
Company stock unit fund	3,772,310	4,006,199

The Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, depreciated in value during the year ended December 31, 2011 as follows:

Pooled separate accounts	$(188,263)
Company stock unit fund	(425,361)
Net depreciation in fair value of investments	$(613,624)

Note 4. Company Stock Unit Fund

The value of the Company stock unit fund is a combination of the market value of shares of Callon investments and short term investments. As of December 31, 2011 and 2010, the Company stock unit fund was made up of 741,363 and 666,496 shares of Company securities and $79,147 and $60,543 in short-term investments, respectively.

Note 5. Tax Status of Plan

The trust, established under the Plan to hold the Plan's assets, is qualified pursuant to the appropriate section of the Internal Revenue Code ("IRC"), and accordingly, the trust's net investment income is exempt from income taxes. The Plan has obtained a favorable tax determination letter from the Internal Revenue Service dated March 31, 2008. Although the Plan has been amended since receiving the determination letter, the Plan's administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

The Plan had no uncertain tax positions at December 31, 2011 or 2010. If interest and penalties are incurred related to uncertain tax positions, such amounts are recognized in income tax expense. Tax periods for all fiscal years after 2008 remain open to examination by the federal and state taxing jurisdictions to which the Plan is subject.

Note 6. Related Party Transactions

The investments in pooled separate accounts are managed by ING. ING is the custodian of the Plan assets and therefore, transactions in these investments, as well as investments in employer securities and notes receivable from participants, qualify as exempt party-in-interest transactions. Fees paid by the Plan to ING for certain administrative services totaled $2,270 for the year ended December 31, 2011.

CALLON PETROLEUM COMPANY
EMPLOYEE SAVINGS AND PROTECTION PLAN
Year Ended December 31, 2011

Note 7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

Note 8. Reconciliation of Financial Statements to Form 5500

The financial information included in the Plan's Form 5500 is reported on the cash basis of accounting. Therefore, reconciliations are included to reconcile the net assets available for benefits and the net increase in net assets available for benefits per the financial statements to the Form 5500.

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2011	2010
Net assets available for benefits per the financial statements	$22,696,069	$22,605,672
Employer contribution receivable	(63,539)	(72,388)
Net assets available for benefits per the Form 5500	$22,632,530	$22,533,284

The following is a reconciliation of net increase in net assets available for benefits per the financial statement to the Form 5500:

Year Ended
12/31/2011
Net increase in net assets available for benefits per the financial statements	$90,397
Less: Current year employer contributions receivable	(63,539)
Plus: Prior year employer contributions receivable	72,388
Net increase in net assets available for benefits per the Form 5500	$99,246

CALLON PETROLEUM COMPANY
EMPLOYEE SAVINGS AND PROTECTION PLAN
Year Ended December 31, 2011

Note 9. Fair Value Measurements

FASB ASC Topic 820, Fair Value Measurements and Disclosures, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC Topic 820 are described as follows:

•	Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

•
Level 2 Inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

•	Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value on a recurring basis. There have been no changes in the methodologies used at December 31, 2011 and 2010.

Pooled separate accounts: Valued at the accumulated unit value ("AUV") of shares held by the Plan at year-end (Level 2).

Company stock unit fund: Valued at the net asset value ("NAV") of shares held by the Plan at year-end (Level 2).

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

CALLON PETROLEUM COMPANY
EMPLOYEE SAVINGS AND PROTECTION PLAN
Year Ended December 31, 2011

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2011:

	Level 1	Level 2	Level 3
Pooled separate accounts
Fixed account	$—	$10,333,992	$—
Money market	—	321,734	—
Bonds	—	610,760	—
Asset allocation	—	1,721,849	—
Balanced	—	468,288	—
Large-cap value	—	1,266,958	—
Large-cap growth	—	1,427,244	—
Small/Mid/Specialty	—	1,194,632	—
Global/International	—	878,856	—
Company stock unit fund	—	3,772,310	—
Total assets at fair value	$—	$21,996,623	$—

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2010:

	Level 1	Level 2	Level 3
Pooled separate accounts
Fixed account	$—	$9,148,784	$—
Money market	—	217,824	—
Bonds	—	727,591	—
Asset allocation	—	2,089,547	—
Balanced	—	572,355	—
Large-cap value	—	1,458,330	—
Large-cap growth	—	1,485,745	—
Small/Mid/Specialty	—	1,265,367	—
Global/International	—	969,307	—
Company stock unit fund	—	4,006,199	—
Total assets at fair value	$—	$21,941,049	$—

Note 10. Subsequent Events

The Plan has evaluated, for consideration of recognition or disclosure, subsequent events that occurred through the date of issuance of its financial statements, and has determined that no significant events occurred after December 31, 2011 but prior to the issuance of these financial statements that would have a material impact on its financial statements.

CALLON PETROLEUM COMPANY
EMPLOYEE SAVINGS AND PROTECTION PLAN
Employer Identification Number 94-0744280
Plan Number: 002
Schedule H, line 4(i)
Schedule of Assets (Held at End of Year)
12/31/2011

		(c) Description of Investment,
	(b) Identity of Issue,	Including Maturity Date,
	Borrower, Lessor	Rate of Interest, Collateral,		(e) Current
(a)	or Similar Party	Par or Maturity Value	(d) Cost	Value
	Pooled separate accounts
	*ING	Fixed Account
		10,333,992.230 units		$10,333,992

	*ING	Money Market Portfolio		321,734
		19,859.266 units

	*ING	GNMA Income Fund		39,370
		2,400.744 units

	*ING	PIMCO Total Return Portfolio		152,967
		8,780.706 units

	Pioneer	High Yield Fund		418,423
		19,872.517 units

	*ING	Van Kampen Equity & Income		468,288
		31,109.412 units

	Ivy	Asset Strategy		214,024
		19,122.212 units

	*ING	JP Morgan Mid-Cap Value Portfolio		208,597
		10,303.997 units

	*ING	Small-Cap Opportunities		294,097
		11,641.058 units

	T. Rowe Price	Mid-Cap Growth Fund		428,361
		16,348.409 units

	*ING	Russell Mid-Cap Index Port I		37,054
		3,199.857 units

	Neuberger Berman	Genesis		123,233
		8,731.017 units

	*ING	U.S. Stock Index		516,676
		44,656.394 units

	Fidelity	VIP II Contrafund		1,427,244
		38,503.719 units

	*ING	T. Rowe Price Equity Income		401,085
		24,348.307 units

	American Funds	Fundamental Investors		349,197
		33,7383.367 units

	*ING	Solution 2055 Portfolio		7,086
		660.919 units

	*ING	American Century Small-Cap Value Portfolio		103,290
		5,286.959 units

	*ING	VP International Value Portfolio		352,929

		25,193.260 units

	*ING	Oppenheimer Global Portfolio	311,903
		20,140.470 units

	*ING	Solution 2015 Portfolio	712,007
		61,690.035 units

	*ING	Solution 2025 Portfolio	593,746
		54,176.496 units

	*ING	Solution 2035 Portfolio	319,508
		29,432.985 units

	*ING	Solution 2045 Portfolio	44,124
		4,131.310 units

	*ING	Solution Income Portfolio	45,378
		3,757.829 units

		Total pooled accounts	$18,224,313

	*ING	Company stock unit fund	3,772,310
		355,690.290 units
		Total investments	$21,996,623

	*Notes receivable from participants	4.75 percent interest rate, maturity of up to	635,907
		5 years, with residential loans maturing in
		30 years
			$22,632,530

*	Denotes party-in-interest
(d)	Cost information is omitted due to transactions being participant or beneficiary directed under an individual account plan

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

CALLON PETROLEUM COMPANY
(Registrant)

/s/ B.F. Weatherly
B.F. Weatherly
Principal Financial Officer,
Executive Vice President and Director

EXHIBIT INDEX

Exhibit	Description

23.1	Consent of HORNE LLP , independent registered public accounting firm